Exhibit 99.1

Ctrip.com International, Ltd. Announces Pricing of Offering of American Depositary Shares

SHANGHAI, September 7, 2016 — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced the pricing of 28,500,000 American depositary shares (ADSs), each representing 0.125 of an ordinary share (the “ADS Offering”), at US$45.96 per ADS. Ctrip has granted the underwriters in the ADS Offering a 30-day option to purchase up to an addition 4,275,000 ADSs to cover over-allotments, if any.

The Company also priced the concurrent offering of US$900 million in aggregate principal amount of convertible senior notes due 2022 (the “Notes”) (the “Notes Offering”). Ctrip has granted the initial purchasers in the Notes Offering a 30-day option to purchase up to an additional US$75 million aggregate principal amount of the Notes. The closing of the ADS Offering is not contingent upon the closing of the Notes Offering, and the closing of the Notes Offering is not contingent upon the closing of the ADS Offering.

J.P. Morgan Securities LLC and Morgan Stanley & Co. International plc are acting as the joint book-running managers for the ADS Offering.

Concurrently with, and subject to, the completion of the ADS Offering, the Company will close private placements of Ctrip’s ordinary shares with the respective subsidiaries of Baidu, Inc. (“Baidu”) and The Priceline Group Inc. (“Priceline”), Ctrip’s existing shareholders, at an aggregate investment amount of US$100 million and US$25 million, respectively. The Company’s concurrent issuance and sale of ordinary shares to Baidu and Priceline is being made in a private placement pursuant to an exemption from registration with the U.S. Securities and Exchange Commission (the “SEC”) under Regulation S and Section 4(a)(2) of the Securities Act, as amended (the “Securities Act”), respectively.

Concurrently with, and subject to, the completion of the Notes Offering, the Company will close a private placement of US$25 million aggregate principal amount of convertible notes due 2022 with a subsidiary of Priceline. The Company’s concurrent issuance and sale of convertible notes to Priceline is being made in a private placement pursuant to an exemption from registration with the SEC under Section 4(a)(2) of the Securities Act.

The Company plans to use the net proceeds from the ADS Offering and the concurrent private placement of ordinary shares to Baidu and Priceline for organic growth of Ctrip’s business, acquisitions of and investments in complementary businesses and assets, and other general corporate purposes.

The Company expects to close the ADS Offering and the concurrent private placement of ordinary shares on or about September 12, 2016, subject to the satisfaction of customary closing conditions.

The ADS Offering is being made only by means of a prospectus supplement and an accompanying prospectus included in a registration statement on Form F-3 filed with the SEC on December 9, 2015, which automatically became effective upon filing. Copies of the prospectus supplement and the accompanying prospectus relating to the ADS Offering may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Ave., Edgewood, NY 11717, Attention: Prospectus Library, 866-803-9204, and Morgan Stanley, Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY, 10014.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offering of the ADSs and the Notes, and there can be no assurance that the offering will be completed.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the SEC, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12300
Email: iremail@ctrip.com